

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via E-mail
Matthew Morse
Chairman and Chief Executive Officer
Hot Mama's Foods, Inc.
134 Avocado Street
Springfield, MA 01104

> **Re: Hot Mama's Foods, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed September 16, 2013**
> **Amendment No. 2 to Form 10-12G**
> **Filed October 3, 2013**
> **File No. 0-54976**

Dear Mr. Morse:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-12G

Customers, page 6

1.   We refer you to prior comment 4 from our letter to you dated August 22, 2013. You revised your disclosure here and at page 11 to state that you "do not have contracts with our two largest customers." However, your revised disclosure at pages 12 and 13 suggests the opposite, insofar as you now state at both of those places that "We have a contract with one of our two largest customers…." Please provide consistent and accurate disclosure regarding your contractual agreements, and file all required material contracts pursuant to Item 601(b)(10) of Regulation S-K. As you know, Item 601(b)(10) requires you to file as exhibits those contracts which have not been entered into in the

ordinary course of business, including any contract upon which your business "is substantially dependent." See Item 601(b)(10)(ii)(B).

Competition, page 6

2.   We note your response to our prior comment 6 from our letter to you dated August 22, 2013, concerning the two subject sentences. Insofar as you have added language to the first sentence clarifying that the statement in that sentence is based upon management's belief, please also revise the second sentence to clarify the basis for that sentence.

Financial Statements and Exhibits, page 21

3.   At page F-74, you state that you "entered into a three-year employment agreement with Matthew Morse dated May 29, 2013." But you indicate in your exhibit list that the document you previously filed in that regard (Exhibit 10.4) is only a "form of" agreement, and reference to the version you filed confirms that it appears to be in draft form. Please file as an exhibit the final version of the agreement and revise your exhibit list accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director